SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                      The Flight International Group, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   476142 10 4
                                   -----------
                                 (CUSIP Number)

                                David E. Sandlin
                    c/o The Flight International Group, Inc.
                Newport News/Williamsburg International Airport
                             Newport News, VA 23602
                                 (757) 886-5500
             --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 28, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.........476142 10 4                Page 2 of 4 Pages
                 -----------

1) Name of Reporting Person........David E. Sandlin
   S.S. or I.R.S. Identification No. of Above Person ###-##-####

2) Check the Appropriate Box if a Member of a Group (see Instructions)
   (a)......
   (b)......

3) SEC Use Only.........................................

4) Source of Funds (See Instructions).......(See Item 3)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e).............

6) Citizenship or Place of Organization.........U.S.

Number of                       (7) Sole Voting Power.................230,000
Shares Bene-                    ---------------------------------------------
ficially Owned                  (8) Shared Voting Power...............108,993
by Each Reporting               ---------------------------------------------
Person With                     (9) Sole Dispositive Power............230,000
                                ---------------------------------------------
                                (10) Shared Dispositive Power.........108,993

11) Aggregate Amount Beneficially Owned by Each Reporting Person......338,993

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions).........

13) Percent of Class Represented by Amount in Row 11......30.39%

14) Type of Reporting Person (See Instructions).....IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No.2 to Schedule 13D relates to the New Common Stock, par value $.01 per share (the "Common Stock") of The Flight International Group, Inc. (The "Issuer"), whose principal executive offices are located at Newport News/Williamsburg International Airport, Newport News, VA 23602.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Name: David E. Sandlin

         (b) Residence or business address: The Flight International Group, Inc., One Lear Drive, Newport News/Williamsburg International Airport, Newport News, VA 23602.

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Sandlin is Chairman, President and a director of the Issuer, whose address is set forth in Item 2(b) above.

         (d) Involvement in Certain Legal Proceedings. Not applicable.

         (e) Party to a Civil Proceeding. Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 78,993 shares of New Common Stock purchased from Michigan National Bank ("Seller") and disclosed herein, for a purchase price of $3.50 per share (the "Purchased Shares"), 25,000 were bought directly by David E. Sandlin ("Purchaser") and 53,993 were bought indirectly through Maritime Sales & Leasing Co., Inc. ("Maritime"). Pursuant to the Stock Purchase Agreement, dated April 28, 2000, annexed hereto as Exhibit A (the "SPA") within ten days of the date of the SPA, reporting person agreed to pay Seller the purchase price. Maritime is a corporation 50% owned by Purchaser and 50% owned by John R. Bone, a director of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction is the purchase by Purchaser of New Common Stock being sold by the Seller. The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Reporting person beneficially owns an aggregate of 338,993 shares of Common Stock representing 30.39% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2000). These shares exclude vested but unexercised stock options.

         (b) As to 230,000 of the shares indicated above, reporting person has sole power to vote and dispose or direct the disposition thereof. As to 108,993 shares, reporting person shares power to vote and dispose or direct the disposition of such shares with Mr. Bone through Maritime.

         (c) 53,993 shares reported herein were acquired by Maritime from Seller effective April 28, 2000.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. See annexed Exhibit A.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS. See annexed Exhibit A.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               Date: 5/30/2000
                                                     --------------------------

                                                     /s/ David E. Sandlin
                                                     ---------------------
                                                     DAVID E. SANDLIN

                                    EXHIBIT A

                            STOCK PURCHASE AGREEMENT

         AGREEMENT, made this 28th day of April 2000, by and between MARITIME SALES & LEASING, INC., a Delaware corporation, David E. Sandlin, an individual with an address at 19 Wesley Street, Newnan, Georgia 30263, and John R. Bone, an individual with an address at 3 Broad Street, Newnan, Georgia 30263 ("Purchasers") and MICHIGAN NATIONAL BANK, of 27777 Inkster Road, Farmington Hills, Michigan 48334 ("Seller").

         WHEREAS, Seller is the record and beneficial owner of One Hundred Three Thousand Nine Hundred Ninety-Three (103,993) shares (the "Shares") of New Common Stock (the "Common Stock") of the Flight International Group, Inc. (the "Company"); and

         WHEREAS, the Seller desires to sell, and the Purchasers to purchase, the Shares on the terms and conditions set forth herein and otherwise in accordance with the Agreement.

         NOW, THEREFORE, the parties hereto, in consideration of the mutual premises and covenants contained herein, agree as follows:

         1. Sale of Shares

                  (a) Simultaneously with the execution hereof, Seller shall sell, assign, transfer, and convey to the Purchasers, and the Purcahsers shall purchase, the Shares, duly endorsed for transfer, at the aggregate purchase price of Three Hundred Sixty-Three Nine Hundred Seventy-Five and 50/100 Dollars ($363,975.50) (the "Purchase Price"). The transfer shall be deemed complete upon the delivery to Purchasers within ten (10) days after execution and delivery hereof of stock certificates, duly endorsed for transfer (or duly executed lost certificate affidavits), as follows: Maritime Sales & Leasing, Inc. 53,993 Shares, David E. Sandlin, 25,000 Shares, John R. Bone, 25,000 Shares, representing all Shares and by delivery by Purchasers of a check, subject to collection, in the amount of the Purchase Price.

                  (b) Seller agrees to pay any stock transfer taxes, stamp taxes or other taxes, levies, duties or fees which may be payable as a result of the sale of the Shares, and each party agrees to deliver any and all documents and instruments reasonably requested by the other.

            2. Representations and Warranties of Seller. Seller hereby represents and warrants to the Purchasers that it is the sole owner of the Shares, free and clear of all liens or encumbrances; and that the sale of Shares will not violate any agreement, arrangement or understanding to which Seller is a party nor any agreement relating to the Shares. Seller is generally aware of the financial condition of the Company and has asked any questions and received satisfactory answers that it shall have deemed appropriate in connection therewith. Seller is sufficiently experienced in business and financial matters that it is capable of assessing the merits of the sale of the Shares to Purchasers comtemplated hereby, and it has sought and obtained such professional advice as it shall have considered appropriate in connection with the sale of the Shares and the negotiation of this Stock Purchase Agreement.

         3. Miscellaneous This Agreement shall be binding upon, and inure to the benefit of, the legal representatives, successors and assigns of the parties hereto. This Agreement shall be construed and enforced in accordance with the laws of the State of Virginia, without giving effect to the conflicts of laws rules thereof. This Agreement contains the entire agreement, among the parties relating to the sale of the Shares and is the complete written integration of the agreement. This Agreement may be signed in multiple counterparts, which together shall constitute one and the same instrument. This Agreement may not be changed orally.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

         Maritime Sales & Leasing, Inc.              MICHIGAN NATIONAL BANK

          By: /s/ David E. Sandlin                     By: /s/ Otto A. Wilhelm
             --------------------                         -------------------
             David E. Sandlin, Secretary                       Signature
             Fed I.D. No. 51-0339481

             /s/ David E. Sandlin                         Otto A. Wilhelm
             --------------------                         -------------------
             David E. Sandlin, Individually               Name printed or typed
             Social Security No. ###-##-####

             /s/ John R. Bone                             Vice - President
             ------------------                           ----------------
             John R. Bone, Individually                       Title
             Social Security No. ###-##-####